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                                                Filed Pursuant to Rule 424(b)(3)
                                                       Registration No. 33-93540


PROSPECTUS

                                1,681,728 Shares

                             SUMMIT PROPERTIES INC.

                                  Common Stock

                                  ------------

        This Prospectus relates to the possible offer and sale from time to time of (i) up to 170,609 shares of common stock, par value $.01 per share ("Common Stock"), of Summit Properties Inc. (the "Company") by certain holders thereof, and (ii) up to 1,511,119 shares of Common Stock by certain holders thereof, if and to the extent that the Company elects to issue such shares to certain holders of units of limited partnership interests ("Units") in Summit Properties Partnership, L.P. (the "Operating Partnership"). Under the terms of the Agreement of Limited Partnership of the Operating Partnership, holders of Units in the Operating Partnership have the right to require the Operating Partnership to redeem their Units for cash, subject to certain restrictions. However, at the Company's election it may deliver an equivalent number of shares of Common Stock to the holders of Units in satisfaction of the Operating Partnership's obligation to redeem the Units for cash. The registration of the shares of Common Stock offered hereby (the "Shares") does not necessarily mean that the Shares will be issued by the Company in satisfaction of the Unit holders' redemption rights or that, if issued by the Company, any of the Shares will be offered or sold by the holders thereof (the "Selling Stockholders").

        The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SMT." To ensure that the Company maintains its qualification as a real estate investment trust (a "REIT") for federal income tax purposes, ownership of Common Stock by any person is limited to 9.8% of the Company's capital stock, with certain exceptions. See "Restrictions on Transfers of Capital Stock." The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders. The Company has agreed to bear certain expenses of registration of the Shares under federal and state securities laws.

        See "Risk Factors" on p. 4 of this Prospectus for certain factors relevant to an investment in the Shares.

                              --------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON
           OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

                              --------------------

        From time to time, the Selling Stockholders may offer and sell Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of Shares to be made directly or through agents.

        The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration Rights" for a description of certain indemnification arrangements between the Company and the Selling Stockholders.

                  The date of this Prospectus is April 13, 1998


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                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "SEC" or "Commission") a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The Commission also maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the NYSE, and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

        (a) Annual Report on Form 10-K for the year ended December 31, 1994, filed with the Commission pursuant to the Exchange Act;

        (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, filed with the Commission pursuant to the Exchange Act;

        (c) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, filed with the Commission pursuant to the Exchange Act;

        (d) Current Report on Form 8-K dated May 17, 1995, filed with the Commission pursuant to the Exchange Act; and

        (e) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission pursuant to the Exchange Act, including all amendments and reports updating such description.

               In addition, all documents subsequently filed with the Commission by the Company pursuant to Sections 13(a) and 13(c), Section 14 and Section 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto that indicates that all securities offered hereunder have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any applicable Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or


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supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Copies of all documents which are incorporated by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such document) will be provided without charge to each person, including any owner of Common Stock, to whom this Prospectus is delivered, upon written or oral request. Requests should be directed to Summit Properties Inc., 212 South Tryon Street, Suite 500, Charlotte, North Carolina 28281, Attention: General Counsel (telephone number (704) 334-9905).

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                               PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" or "Summit" shall also refer to Summit Properties Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), Summit Management Company, a Maryland corporation (the "Management Company"), and Summit Apartment Builders, Inc., a Florida corporation (the "Building Company").

                                   The Company

        Summit is one of the largest developers and operators of luxury garden multifamily apartment communities in the southeastern United States. The Company, a Maryland corporation, is a self-administered and self-managed REIT. The Company's Common Stock is listed on the NYSE under the symbol "SMT."

        The Company's business is conducted principally through the Operating Partnership, of which the Company is the sole general partner and, as of March 31, 1998, the holder of approximately 85.4% of the outstanding partnership interests of the Operating Partnership. The Company's third party management and certain construction and other businesses are conducted through its subsidiaries, the Management Company and the Building Company.

                                  Risk Factors

        An investment in Common Stock involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" prior to any investment in the Company.

                            Tax Status of the Company

        The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code") commencing with its taxable year ending December 31, 1994. As long as the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on that portion of its ordinary income and capital gains that is currently distributed to its stockholders. REITs are subject to a number of highly technical and complex organizational and operational requirements. Although the Company believes it has operated, and intends to continue to operate, in such a manner as to qualify as a REIT under the Code, no assurance can be given that the Company will at all times so qualify. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income. See "Federal Income Tax Considerations."

                            Securities to be Offered

        This Prospectus relates to the offer and sale from time to time of up to 1,681,728 Shares by the holders thereof. The Company is registering the Shares pursuant to its obligations under certain registration rights agreements.

        The Company will not receive any proceeds from the sale of any Shares.

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                                  RISK FACTORS

        An investment in Common Stock involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and any related Prospectus Supplement before making an investment decision regarding the Shares offered hereby.

Real Estate Investment Risks

        General Risks. Real estate investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Company's multifamily apartment communities (the "Communities") do not generate sufficient revenues to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to pay distributions to its stockholders will be adversely affected.

        A multifamily apartment community's revenues and value may be adversely affected by a number of factors including: the cyclical nature of the real estate market (which is characterized by periods of significant expansion and contraction in the number of housing starts, the amount of building permit activity and the availability of financing); the national economic climate; the local economic climate (which may be adversely impacted by plant closings, industry slowdowns, military base closings and other factors); local real estate conditions (such as oversupply of, or reduced demand for, apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the community; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a property is mortgaged to secure payment of indebtedness, and if the Company is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. In addition, real estate values and income from properties are also affected by such factors as potential liability under applicable laws and regulations, including tax laws, environmental laws and rent stabilization laws.

        Development and Construction Risks. The Company intends to continue to pursue the development and construction of apartment communities. Risks associated with the Company's development and construction activities may include: the abandonment of development opportunities explored by the Company and related costs; construction costs of a community may exceed original estimates, possibly making the community uneconomical; the incurrence of additional costs or liability resulting from defects in construction material; occupancy rates and rents at a newly completed community may not be sufficient to make the community profitable; financing may not be available on favorable terms for development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. The occurrence of any of these events could affect the Company's ability to make expected distributions.

        Competition. There are numerous housing alternatives that compete with the Communities in attracting residents. The Communities compete directly with other multifamily rental apartments, condominiums and single family homes that are available for rent or sale in its markets. In addition, other competitors for development and acquisition opportunities may have greater resources than the Company. The Company is also forced to compete with several other multifamily REITs currently in its markets.


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        Affordable Housing Laws. Certain of the Communities are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents whose incomes do not exceed a certain percentage of the local median. These laws and regulations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available to those persons satisfying such requirements, could adversely affect the Company's profitability and its ability to develop certain communities in the future.

Real Estate Financing Risks

        Debt Financing and Debt Maturities. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on its Communities, which in virtually all cases will not have been fully amortized at maturity, will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

        The Company currently has outstanding approximately $253.7 million of indebtedness secured by the Communities. This amount includes: two mortgage loans of $119.7 and $29.1 million with Northwestern Mutual Life Insurance Company, which are secured by fifteen Communities and which require $111.4 million and $24.3 million balloon payments due in 2001 and 2005, respectively; a mortgage loan of $8.5 million with Invesco Realty Advisors which is secured by two Communities and which requires a $7.7 million balloon payment in 2005; and eight mortgage loans totaling $43.8 in the aggregate, secured by individual properties which require monthly principal payments over the life of the loans and have maturity dates ranging from 2002 to 2029. In addition, the indebtedness includes approximately $52.6 million of tax-exempt bonds (the "Bonds") secured by five Communities. The bonds are enhanced by letters of credit from financial institutions (the "Credit Enhancements"), certain of which Credit Enhancements will terminate prior to the maturity dates of the related Bonds. In the event such Credit Enhancements are not renewed or replaced upon termination, the related loan obligations will be accelerated.

        If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Communities upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distributions. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's funds from operations and its ability to pay distributions to stockholders. Further, if a Community is mortgaged to secure payment of indebtedness and the Company is unable to make payments, the mortgagee could foreclose upon the Community, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the REIT distribution requirements of the Code.

        Risk of Rising Interest Rates. The Company currently has variable rate mortgage indebtedness and anticipates that it will continue to have variable rate indebtedness in the future. Accordingly, increases in interest rates could increase the Company's interest expense, which would adversely affect the Company's funds from operations and its ability to pay expected distributions to stockholders.

        Bond Compliance Requirements. Five Communities are financed with tax-exempt Bonds (the "Bond-Financed Communities"). As such, these Communities are subject to various restrictions, conditions and requirements imposed by the Code relating to the exclusion from gross income for Federal income tax purposes of interest on qualified bond obligations, including a requirement that 20% (or 25% under certain state or local requirements) of the apartment homes in each of these five Communities be occupied by residents whose incomes do not exceed a certain percentage of the local median at all times during a

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particular period no shorter than the period during which the Bonds relating to each such Community are outstanding. These Federal, state and local restrictions may have the effect of limiting the Company's income if the Company is required to lower its rental rates or otherwise provide housing or rental subsidies to attract "income qualified" residents. If the required number of apartment homes are not occupied by "income qualified" residents at any one of the five Bond-Financed Communities, the tax-exempt status of the Bonds could be terminated and/or the obligations of the Company under the Bond documents could be accelerated for the Community not meeting the income qualification tests. The Company's obligations under the Bond documents could also be accelerated if the Company is unable to renew or replace certain of the Credit Enhancements scheduled to terminate prior to the maturity date of the related Bonds.

Possible Environmental Liabilities

        Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws, ordinances and regulations typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several, unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to remediate properly the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. In connection with the ownership, operation, management and development of the Communities and other real properties, the Company may be potentially liable for such damages and costs.

        All of the Communities have been subjected to a Phase I or similar environmental assessment (which involves general inspections without soil sampling or ground water analysis and generally without radon testing). These assessments have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations, nor has the Company been notified by any governmental authority, and is not otherwise aware, of any noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of the Communities that it believes would have a material adverse effect on the Company's business, assets or results of operations. The Company is also not aware of any environmental liability relating to those properties which it has, or its predecessors have, owned or leased or otherwise managed, developed or operated that it believes would have a material adverse effect on the Company's business, assets or results of operations.

        It is possible that given the limited scope of the Company's assessments, such assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability on the Company; or (ii) the current environmental condition of the Communities will not be affected by residents, by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks), or by third parties unrelated to the Company.



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                                   THE COMPANY

General

        Summit is one of the largest developers and operators of luxury garden multifamily apartment communities in the southeastern United States. The Company, a Maryland corporation, is a self-administered and self-managed REIT. The Company's Common Stock is listed on the NYSE under the symbol "SMT."

        The Company's business is conducted principally through the Operating Partnership, of which the Company is the sole general partner and, as of March 31, 1998, the holder of approximately 85.4% of the outstanding partnership interests. Each Unit, other than those held by the Company, may be submitted for redemption by the holder thereof, subject to certain holding periods and other conditions, and the Company may, at its option, elect to satisfy such redemption request by redeeming each Unit for one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

        The Company's third party management and certain construction and other businesses are conducted through its subsidiaries, the Management Company and the Building Company.

        The Company was organized as a real estate investment trust under the laws of the State of Maryland on December 1, 1993 and later changed to corporate form on January 13, 1994. On February 15, 1994, the Company completed its initial public offering of Common Stock. The principal executive office of the Company is located at 212 South Tryon Street, Suite 500, Charlotte, North Carolina 28281; telephone number (704) 334-9905.

The Operating Partnership

        The Company's business is conducted principally through the Operating Partnership. As the sole general partner of the Operating Partnership, the Company has the exclusive power to manage and conduct the business of the Operating Partnership, subject to the consent of holders of Units in connection with a sale, transfer or other disposition of all or substantially all of the assets of the Operating Partnership, or any other transaction which would result in the recognition of a significant taxable gain to the holders of Units. The Company's general and limited partnership interests in the Operating Partnership entitle it to share in 85.4% of the profits and losses of, and the cash distributions from, the Operating Partnership.

        The Operating Partnership was organized as a limited partnership under the laws of the State of Delaware on January 14, 1994. The Operating Partnership will continue until December 31, 2093, or until sooner dissolved upon (i) withdrawal of Summit Properties Inc. as general partner of the Operating Partnership (the "General Partner") (unless the limited partners elect to continue the Operating Partnership), (ii) an election to dissolve the Operating Partnership made on or before December 31, 2053 by the General Partner with the consent of the limited partners (including Summit Properties Inc.) holding 85% of the outstanding Units, subject to certain restrictions in the event of a change-in-control of the Company, (iii) an election to dissolve the Operating Partnership made on or after January 1, 2054 by the General Partner in its sole and absolute discretion, subject to certain restrictions in the event of a change-in-control of the Company, (iv) entry of a decree of judicial dissolution, (v) the sale of all or substantially all of the assets of the Operating Partnership, or (vi) a final and non-appealable judgment ruling the General Partner bankrupt or insolvent (unless the limited partners elect to continue the Operating Partnership prior to the entry of such order or judgment).



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                   DESCRIPTION OF SECURITIES TO BE REGISTERED

        The description of the Company's Common Stock set forth below is a summary of the material provisions thereof, does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, as in effect as of the date hereof.

General

        Under the Articles of Incorporation, the Company has authority to issue 100 million shares of Common Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At March 31, 1998, the Company had outstanding 24,233,806 shares of Common Stock.

Terms

        Subject to the preferential rights of any other class or series of stock and to the provisions of the Company's Articles of Incorporation regarding Excess Stock, holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

        Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

        Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

        Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

        Pursuant to Maryland law, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter or such lesser percentage (but not less than a majority of all of the votes to be cast on the matter) as may be set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation provide that such transactions, with the exception of an amendment of the Articles of Incorporation affecting restrictions on transfer, can be effected by a vote of a majority of the shares entitled to vote on such matters.

        Provisions of the Company's Articles of Incorporation and Bylaws described below under "Restrictions on Transfers of Capital Stock," together with other provisions of the Company's Articles of Incorporation and Maryland law may discourage a change in control and limit the opportunity for stockholders to receive a premium for their Common Stock.


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Restrictions on Ownership

        For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

Transfer Agent

        The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.


                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

        For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) (the "Five or Fewer Test"), and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. In order to maintain the Company's qualification as a REIT, the Articles of Incorporation, subject to certain exceptions, provide that no holder who is an individual may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the Company's capital stock. Pursuant to the Code, certain types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940 and corporations will be looked-through for purposes of the Five or Fewer Test. The Company's Articles of Incorporation limit such entities to holding no more than 15% of the aggregate value of the Company's shares of capital stock (the "Look-Through Ownership Limit"). Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the Ownership Limit or the Look-Through Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The Board of Directors in its sole discretion may waive the Ownership Limit or the Look-Through Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not jeopardize the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

        Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit or the Look-Through Ownership Limit will automatically be converted into shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the Ownership Limit or the Look-Through Ownership Limit. While held in trust, the Excess Stock will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and, except upon liquidation, will not be entitled to participate in distributions. Any distribution paid on Excess Stock, prior to the discovery by the Company that capital stock has been transferred in violation of the Ownership Limit or the Look-Through Ownership Limit, shall be repaid to the Company upon demand. Shares of Excess Stock are not treasury stock, but rather constitute a separate class of issued and outstanding stock of the Company. The original transferee-stockholder may, at any time the shares of

Excess Stock are held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any individual whose ownership of the capital stock converted into such Excess Stock would be permitted under the Ownership Limit or the Look-Through Ownership Limit, at a price not in excess of
(i) the price paid by the original transferee-stockholder for the capital stock that was converted into Excess Stock; or (ii) if the original transferee-stockholder did not give value for such shares (e.g. the capital stock was received through a gift, devise or other transaction), the average closing price for the class of shares from which such shares of Excess Stock were converted for the 10 days immediately preceding such sale or gift. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be converted into capital stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

        In addition, the Company will have the right, for a period of 90 days during the time any shares of Excess Stock are held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder for the lesser of (i) the price initially paid for the capital stock by the original transferee-stockholder, or if the original transferee-stockholder did not give value for such shares (e.g., the shares were received through a gift, devise or other transaction), the average closing price for the class of capital stock from which such shares of Excess Stock were converted for the 10 days immediately preceding such sale or gift; and (ii) the average closing price for the class of such shares of Excess Stock were converted for the 10 trading days immediately preceding the date the Company elects to purchase such shares. The 90-day period begins on the date of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

        These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

        Each stockholder shall, upon demand, be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of the Company's capital stock as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        The Ownership Limit and the Look-Through Ownership Limit may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.


                               REGISTRATION RIGHTS

        The registration of the Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge certain of the Company's obligations under the terms of (i) a Registration Rights Agreement dated as of May 16, 1995 (the "Crosland Registration Rights Agreement"); (ii) a Registration Rights Agreement dated as of February 8, 1994 (the "Continuing Investor Registration Rights Agreement"); and (iii) a Registration Rights Agreement dated as of October 12, 1994 (the "PK Partners Registration Rights Agreement," and together with the Crosland Registration Rights Agreement and the Continuing Investor Registration Rights Agreement, the "Registration Rights Agreements").

        Pursuant to the Registration Rights Agreements, the Company has agreed to pay all expenses of effecting the registration of the Shares (other than brokerage and underwriting commissions and taxes of any kind and other than for any legal, accounting and other expenses incurred by the Selling Stockholders). The Company also has agreed to indemnify each Selling Stockholder under the Registration Rights Agreements and its officers, directors and other affiliated persons and any person who controls any Selling Stockholder against certain losses, claims, damages and expenses arising under the securities laws in connection with the Registration Statement or this Prospectus, subject to certain limitations. In addition, each Selling Stockholder under the Registration Rights Agreements severally agreed to indemnify the Company and its respective directors, officers and any person who controls the Company against all losses, claims, damages and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to written information furnished to the Company by such Selling Stockholder for use in the Registration Statement or Prospectus or an amendment or supplement thereto or the failure by such Selling Stockholder to deliver or cause to be delivered this Prospectus or any amendment or supplement thereto to any purchaser of shares covered by the Registration Statement from such Selling Stockholder through no fault of the Company.

                        FEDERAL INCOME TAX CONSIDERATIONS

        The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

        The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

        Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders.

        In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than a dividend or capital gain income, and will reduce the basis for the stockholder's capital stock with respect to the distribution paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of such capital stock.

        Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.


                              SELLING STOCKHOLDERS

        As used herein, "Selling Stockholders" are those persons listed below who currently hold certain of the Shares and those persons listed below who may, at the Company's option, receive Shares upon the exercise of their rights to require the redemption of their Units.

        The following table provides the names of and the number of shares of Common Stock and Units owned by each Selling Stockholder, to the best knowledge of the Company as of March 31, 1998. The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders. Since the Company is not required to issue Shares upon the redemption of Units and the Selling Stockholders may sell all, some or none of the Shares, no estimate can be made of the aggregate number of Shares that will be offered hereby or the number or percentage of shares of Common Stock that each Selling Stockholder will own upon completion of the offering to which this Prospectus relates.

                                   Shares of                          Units Owned as of
                                 Common Stock        Shares         March 31, 1998 that may   Percent of      Percent of
                                  Owned as of      Offered by      be Redeemed for Shares at  All Common      All Shares/
    Name                        March 31, 1998   This Prospectus    the Company's Option (1)   Stock (2)       Units (3)
    ----                        --------------   ----------------   ------------------------   ---------       ---------


AMMP, Inc.                            9,077              9,077                    0              *                 *

John & Patricia Ackerman                  0                  0                1,601              *                 *

Hazel Sterrett Allen                  1,421              1,421                    0              *                 *

William A. Allen                      1,421              1,421                    0              *                 *

Sam J. Apichai                        1,601              1,601                    0              *                 *

Gerson Asrael                         4,772              4,772                    0              *                 *

Patrick Bailey, Jr                        0                  0                2,413              *                 *

Kenneth M. Barnes                         0                  0                1,421              *                 *

James H. Barnhardt -
 3/31/87 Trust                            0                  0                7,614              *                 *

Sadler H. Barnhardt                       0                  0                4,772              *                 *

Thomas M. Barnhardt                       0                  0                4,772              *                 *

James H. & Sybil
 Blumenberg                               0                  0                1,601              *                 *

Charles C. Bollinger                      0                  0                8,524              *                 *

Douglas R. Boone                          0                  0                3,016              *                 *

David R. Boozer                           0                  0                1,421              *                 *

Timothy A. Braswell                       0                  0               14,206              *                 *

Eugene E. Brucker                         0                  0                1,601              *                 *

Andrew P. Collins                         0                  0                4,772              *                 *

James P. Crews                        4,772              4,772                    0              *                 *

Crosland-Erwin &
 Associates No. VI                        0                  0               51,101              *                 *

The Crosland Group Inc.                   0                  0              387,646              1.57              1.37

Crosland Investors, Inc.                  0                  0                2,381              *                 *

John Crosland, Jr                         0                  0              106,877              *                 *

John Crosland, Jr
 & FUNB co-trustees
 of the John Crosland,
 Sr. Trust 10/25/74                       0                  0               11,566              *                 *

Betty S. Dedmon                       4,772              4,772                    0              *                 *

Carl T. Dedmon                            0                  0                2,842              *                 *

Robert W. Donaldson, Jr                   0                  0                3,016              *                 *

James H. Donnewald                        0                  0                3,202              *                 *

Raymond Donnewald -
 Estate                                   0                  0                3,202              *                 *

James S. Forrester                        0                  0                2,842              *                 *

Foundation For The
Carolinas                             2,000              2,000                    0              *                 *

                                   Shares of                          Units Owned as of
                                 Common Stock        Shares         March 31, 1998 that may   Percent of      Percent of
                                  Owned as of      Offered by      be Redeemed for Shares at  All Common      All Shares/
    Name                        March 31, 1998   This Prospectus    the Company's Option (1)   Stock (2)       Units (3)
    ----                        --------------   ----------------   ------------------------   ---------       ---------


B. D. Framer, III                          0                   0                3,833              *                 *

William A. & Cornelia D
 Frank Living Trust                        0                   0                3,202              *                 *

Harvey & Cynthia P
 Frohlichstein                             0                   0                3,202              *                 *

Robert H. Gaither                          0                   0                4,772              *                 *

John C. Golding                            0                   0                4,772              *                 *

Rebecca H. Gordon                          0                   0                4,772              *                 *

John T. Gray                          89,347              17,529                 0(4)              *                 *

Charles H. Griffin                         0                   0                2,842              *                 *

W. Lamar Harrell, Jr                   2,842               2,842                    0              *                 *

David E. Harrold                           0                   0                2,842              *                 *

William M. Herndon                         0                   0                4,772              *                 *

Richard D. Hill                            0                   0                7,613              *                 *

K. Reid Hotaling                           0                   0               52,709              *                 *

Frances J. Intagliata                      0                   0                1,601              *                 *

JMJ Associates                             0                   0              307,311              1.25              1.08

Donald H. Jones                            0                   0                4,772              *                 *

Raymond V. Jones                      68,887              13,387                    0(4)           1.12              1.21

Ruthanne (Wise)
 Jones                                     0                   0                1,601              *                 *

Duncan A. Killen                           0                   0                3,202              *                 *

Richard E. Killough                        0                   0                4,772              *                 *

Jack Krause                                0                   0                3,202              *                 *

Keith H. Kuhlman                      26,674               5,233                 0(4)              *                 *

Jean H. Lamb                               0                   0                5,683              *                 *

Paul R. Leonard, Jr                        0                   0                4,436              *                 *

Roger M. Lewis                             0                   0                2,516              *                 *

Virginia K. Lewis                      1,150               1,150                    0              *                 *

Terry G. Link                          4,772               4,772                    0              *                 *

Justin F. Little                           0                   0               35,134              *                 *

William F. Mabry                       2,842               2,842                    0              *                 *

Lewis L. Mack                          2,842               2,842                    0              *                 *

Michael G. Malone                     22,428               3,914                    0(4)           *                 *

Thomas Mannausa                            0                   0                  352              *                 *

Daniel P. McCabe                           0                   0                  376              *                 *

Susan H. McDowell                          0                   0                2,842              *                 *


William B. McGuire, Jr                90,780              16,203                    0(4)           2.50              2.61

Fredrick C. Meekins                    4,772               4,772                    0              *                 *

Mark L. Messerly                           0                   0                2,841              *                 *

Roy H. Michaux, Jr                         0                   0                1,207              *                 *

Jack R. Miller                             0                   0                2,842              *                 *

                                   Shares of                          Units Owned as of
                                 Common Stock        Shares         March 31, 1998 that may   Percent of      Percent of
                                  Owned as of      Offered by      be Redeemed for Shares at  All Common      All Shares/
    Name                        March 31, 1998   This Prospectus    the Company's Option (1)   Stock (2)       Units (3)
    ----                        --------------   ----------------   ------------------------   ---------       ---------


John C. Moore                        38,281               7,463                    0(4)           *                 *

Carl R. Morrison                      2,842               2,842                    0              *                 *

Kenneth M. Murphy                         0                   0                3,202              *                 *

Pat Neal                                352                 352                    0              *                 *

J. Frank Newton                           0                   0                3,016              *                 *

William F. Paulsen                  136,732              26,252                 0(4)              2.40              2.58

P K Partners L.P.                         0                   0               38,500              *                 *

L. Gordon Pfefferkorn                     0                   0                2,842              *                 *

P. V. Phillips                        4,772               4,772                    0              *                 *

Eugene V. Rankin                          0                   0                3,202              *                 *

Leroy Robinson                            0                   0                2,842              *                 *

Sam J. Rosenbloom                         0                   0                3,202              *                 *

Raymond Edgar
 Rowland, Jr                              0                   0                8,005              *                 *

Robert W. Sauer -
 Grantor Trust                            0                   0                1,601              *                 *

Albert F. Sloan                           0                   0                2,842              *                 *

Estate of W.H.L. Smith                3,202               3,202                    0              *                 *

Brant R. Snavely, Jr                      0                   0                2,842              *                 *

Earl W. Spangler                      7,613               7,613                    0              *                 *

Eloise Y. Spangler                        0                   0                4,772              *                 *

Emil A. Stange                            0                   0                3,202              *                 *

John B. Summers                           0                   0                3,202              *                 *

Roberta K. Symonds                        0                   0                3,202              *                 *

Nick Tacony                               0                   0                3,202              *                 *

Allen H. Tate, Jr                     4,772               4,772                    0              *                 *

Charles E. Teal                           0                   0               10,013              *                 *

Edward D. Trevillian                      0                   0                  817              *                 *

David F. Tufaro                      40,870               8,019                    0(4)           *                 *

Westbury Park
 Associates                               0                   0               91,162              *                 *

Westbury Place
 Associates                               0                   0              108,336              *                 *

Westbury Woods
 Associates                               0                   0               86,125              *                 *

Owen H. Whitfield                         0                   0                4,772              *                 *

Gerald S. Workman                         0                   0                3,016              *                 *

Bernard A. Zimmer                         0                   0                2,386              *                 *

Franz J. Zimmer                           0                   0                2,386              *                 *

----------------------

 *    Less than 1%.

(1) All Units listed in this column can be redeemed on a one-for-one basis for shares of the Company's Common Stock under certain conditions. Upon such redemption, all such shares of Common Stock may be offered for sale hereby.

(2) Assumes that all Units held by the Selling Stockholder are redeemed for shares of Common Stock. The total number of shares of Common Stock outstanding used in calculating this percentage assumes that none of the Units held by other persons are redeemed for shares of Common Stock.

(3) Assumes that all Units held by the Selling Stockholder are redeemed for shares of Common Stock. The total number of shares of Common Stock outstanding used in calculating this percentage includes the total number of shares of Common Stock outstanding and the total number of Units outstanding held by persons other than the Company.

(4) Does not include Units owned as of March 31, 1998 by John T. Gray (695 Units), Raymond V. Jones (274,526 Units), Keith H. Kuhlman (224,387 Units), Michael G. Malone (2,445 Units), William B. McGuire, Jr. (620,313 Units), John C. Moore (6,203 Units), William F. Paulsen (596,045 Units) and David F. Tufaro (206,388 Units). This Registration Statement does not register any shares that may be issued in the event that such Units are submitted for redemption in the future.



                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds of the sale of the Shares offered hereby.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the offer and sale from time to time of the Shares by the holders thereof. The Company has registered the Shares for sale pursuant to its obligations under the Registration Rights Agreements, but registration of such shares does not necessarily mean that any of the Shares will be offered or sold by the Selling Stockholders. The Company will not receive any proceeds from the offering of Shares by the Selling Stockholders.

         The distribution of Shares may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of the Shares for whom they may act as agents. Underwriters may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         At a time a particular offer of Shares is made by a Selling Stockholder, a Prospectus Supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any other required information.

         The sale of Shares by the Selling Stockholders may also be effected from time to time by selling Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Selling Stockholders or may purchase from the Selling Stockholders all or a portion of the Shares as principal, and may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the shares of Common Stock are then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

         The Shares may also be sold in one or more of the following transactions: (i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement;
(iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Stockholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the Shares which is not expected to exceed that customary in the types of transactions involved.

         In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers.

         Until the distribution of the Shares is completed, rules of the Commission may limit the ability of any underwriters and selling group members to bid for and purchase the Common Stock. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

         If any underwriters create a short position in the Shares in connection with the offering, i.e., if they sell more Shares than are set forth on the cover page of this Prospectus, the underwriters may reduce that short position by purchasing shares of Common Stock in the open market.

         The lead underwriters may also impose a penalty bid on certain other underwriters participating in the offering and selling group members. This means that if the lead underwriters purchase shares of Common Stock in the open market to reduce the underwriters short position or to stabilize the price of the Common Stock, they may reclaim the amount of any selling concession from the underwriters and selling group members who sold those Shares as part of the offering.

         In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security before the distribution is completed.

         The Company does not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Common Stock. In addition, the Company does not make any representation that underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

         All expenses incident to the offering and sale of the Shares (other than brokerage and underwriting commissions and taxes of any kind and any legal, accounting and other expenses incurred by the Selling Stockholders) shall be paid by the Company. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. See "Registration Rights."

                                     EXPERTS

         The financial statements and related financial statement schedule incorporated in this registration statement by reference from the Company's Annual Report on Form 10-K and the Annual Report on Form 11-K of the Company's 1996 Non-Qualified Employee Stock Purchase Plan have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which are incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters, including, the legality of the Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

================================================================================

        No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                           ---------------------------


                            SUMMARY TABLE OF CONTENTS

                                                              Page
                                                              ----

              Available Information............................  1
              Incorporation of Certain Documents by
                Reference......................................  1
              Prospectus Summary...............................  3
              Risk Factors.....................................  4
              The Company......................................  7
              Description of Securities to be Registered.......  8
              Restrictions on Transfers of Capital Stock.......  9
              Registration Rights.............................. 10
              Federal Income Tax Considerations................ 11
              Selling Stockholders............................. 11
              Use of Proceeds.................................. 15
              Plan of Distribution............................. 15
              Experts.......................................... 17
              Legal Matters.................................... 17

                           ---------------------------


================================================================================


================================================================================


                        1,681,728 Shares of Common Stock



                             SUMMIT PROPERTIES INC.




                                  Common Stock




                           ---------------------------


                                   PROSPECTUS

                           ---------------------------



                                 April 13, 1998



================================================================================